599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179
December 8, 2005
By EDGAR
Ms. Abby Adams
Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
100F Street, NE
Washington, D.C. 20549
Dear Ms. Adams:
Emdeon Corporation: Schedule TO-I filed November 23, 2005 and
Amendment No.1 to Schedule TO-I filed November 28, 2005, File No. 005-57697
On behalf of our client, Emdeon Corporation (the “Company”), we hereby acknowledge receipt of the comment letter dated December 5, 2005 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I and Amendment No.1 to Schedule TO-I (together, the “Schedule TO-I”).
We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the Company’s responses. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A), the Offer to Purchase, contained in Schedule TO-I.
The Company has today filed, by way of EDGAR, an amendment to Schedule TO-I together with this response letter (“Amendment No. 2”). Under separate cover, we will send three copies of Amendment No. 2 by courier to you.
ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Abby Adams Page 2	December 8, 2005
Responses To Staff Comments
Offer to Purchase
Withdrawal Rights, page 11
1.	In this section you state that tendering security holders may withdraw their securities after midnight on Monday, January 23, 2005 if the securities have not been accepted. In the fourth Q&A on page (iv), you state that security holders may withdraw their securities at any time after midnight on the expiration date if they have not been accepted. Please clarify the withdrawal rights granted to security holders.

Response: The Company has amended the fourth Q&A on page (iv) to clarify that tendering security holders may withdraw their securities after midnight on Monday, January 23, 2005 in cases where the securities have not been accepted for payment. See paragraph (1) of Item 1 of the Amendment.
Conditions of the Tender Offer, page 14
2.	The first paragraph discloses company’s ability to make a determination whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Response: The Company confirms its understanding that any decision it makes to proceed with the offer if a condition is triggered would constitute a waiver of the triggered condition.

3.	We note the minimum condition. Please confirm your intent to allow for five business days to remain in the offer after dissemination of notice of the waiver of this or any other material condition to the offer.

Response: The Company confirms its intention to allow for five business days to remain in the offer after dissemination of a notice, if any, of the waiver of the minimum acceptance condition or the waiver of any other material condition to the offer.

Ms. Abby Adams Page 3	December 8, 2005
4.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the fifth bullet of the second condition to provide an objective standard or otherwise clarify the term “significant.” Also revise the last portion of the third condition. It is unclear how a security holder can determine whether the “[company has] become aware of any fact that . . . does or is reasonably likely to have a material adverse effect on the value of the shares.” Finally, please revise the last portion of the last condition on page 14 to provide an objective standard.

Response: As requested, the Company has revised the fifth bullet of the second condition to provide an objective standard (a decrease of more than 10%) when referring to decreases in the market price of the shares, the Dow Jones Industrial Average, the Nasdaq Composite Index or the S&P 500 Composite Index. See paragraph (1) of Item 4 of the Amendment.

The Company has revised the last portion of the third condition to remove the reference to the Company becoming “aware of any fact” that does or is reasonably likely to have a material adverse effect on the value of the shares. The Company has clarified that this part of the condition is met if any change referred to in the earlier part of the condition (i.e., any change ... in the business, [etc] ... of the Company or its subsidiaries) does or is reasonably likely to have a material adverse effect on the value of the Company’s shares. See paragraph (2) of Item 4 of the Amendment.

The Company has also revised the last portion of the last condition on page 14 to remove the reference to the “Company’s reasonable judgment”. See paragraph (3) of Item 4 of the Amendment.

5.	The third condition and the last bullet point of the first condition on page 15 address material adverse changes in the “prospects” of the company, its subsidiaries or affiliates. Please revise to specify or generally describe the “prospects” so that security holders will have the ability to objectively determine whether these conditions have been triggered.

Response: The Company has revised the third condition and the last bullet point of the first condition on page 15 to remove the reference to “prospects”. See paragraphs (2) and (5) of Item 4 of the Amendment.

Ms. Abby Adams Page 4	December 8, 2005
6.	Revise the last condition on page 14 and the first bullet of the first condition on page 15 to clarify the “transactions contemplated by the Offer.”

Response: The Company has revised the last condition on page 14 to substitute the phrase “the consummation of the Offer” for the phrase “transactions contemplated by the Offer”. See paragraph (3) of Item 4 of the Amendment. The Company has also revised the first bullet of the first condition on page 15 to substitute the phrase “the Offer” for the phrase “transactions contemplated by the Offer”. See paragraph (4) of Item 4 of the Amendment.

7.	Please clarify the condition at the top of page 16 related to governmental approvals in light of the disclosure on page 24.

Response: The Company has clarified the condition at the top of page 16 related to governmental approvals so that it refers only to governmental approvals which it is notified of after the date of the Offer to Purchase, and thereby making it consistent with the disclosure on page 24. See paragraph (6) of Item 4 of the Amendment.
Incorporation by Reference, page 18
8.	The company incorporates over 15 documents into this offer. Schedule TO permits incorporation by reference only where doing so does not render the document incomplete or misleading. Confirm that you have disclosed all material information in the offer to purchase or revise the document accordingly. Revise the exhibit table of the Schedule TO to include a cross-reference to each document incorporated by reference. See General Instruction F to Schedule TO.

Response: The Company has revised the exhibit table of the Schedule TO to include a cross-reference to each document incorporated by reference. See paragraph (1) of Item 12 of the Amendment. The Company confirms that information was incorporated by reference in the Offer to Purchase in answer or partial answer to the Items of Schedule TO unless such incorporation rendered the answer misleading, incomplete, unclear or confusing.

9.	Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Ms. Abby Adams Page 5	December 8, 2005
Response: The Company has revised the Schedule TO to remove the incorporation of subsequently filed documents. See paragraph (1) of Item 11 of the Amendment.
Certain United States Federal Income Tax Consequences, page 25
10.	Please eliminate the qualifier that this disclosure addresses “certain” tax consequences. Please confirm, if true, that you have disclosed all material federal tax consequences of the offer or revise the disclosure accordingly.

Response: The Company confirms that it has disclosed all material federal tax consequences of the offer. Accordingly, it has revised the qualifier that the disclosure addresses “certain” tax consequences to clarify that the disclosure addresses “material” tax consequences. See paragraph (7) of Item 4 of the Amendment.
* * * * *
The Company acknowledges the Staff’s response protocol and has filed Amendment No. 2 as well as this response letter by way of EDGAR. The Company has directed me to acknowledge, on its behalf, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, copies of Amendment No. 2 will be delivered to the Staff by courier, under separate cover, to the attention of Ms. Abby Adams. The Company acknowledges that the Staff may have additional comments after reviewing Amendment No. 2 and this letter.
The Company believes that in light of the type and amount of additional information in Amendment No. 2 it does not propose to print or mail a supplement to the Offer to Purchase.
The Company has noted the Staff’s contact information and wishes to thank these contacts for their assistance and prompt review of Amendment No. 2.

Ms. Abby Adams Page 6	December 8, 2005
We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me at (212) 848-8830.
Yours sincerely,

Robert Evans III
Enclosures

cc:	Charles A. Mele Lewis H. Leicher Emdeon Corporation